

August 23, 2013

Via E-mail
Karyn F. Ovelmen
Chief Financial Officer
LyondellBasell Industries N.V.
Stationplein 45
3013 AK Rotterdam
The Netherlands

> **Re:** **LyondellBasell Industries N.V.**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed February 12, 2013**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2013**
> **Filed July 26, 2013**
> **File No. 1-34726**

Dear Ms. Ovelmen:

We have reviewed your response letter dated August 13, 2013, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2012

7. Property, Plant and Equipment, Goodwill and Intangible Assets, page 89

1. We note the revised presentation of property, plant and equipment that you intend to provide in future filings in response to comment 11 in our letter dated July 19, 2013. While we appreciate the additional components you intend to provide, the range of useful lives is very broad for the manufacturing facilities and equipment component (i.e., 5 to 25 years) and represents 72% of the gross value of total property, plant and equipment as of December 31, 2012. As such, please provide a more disaggregated presentation for manufacturing facilities and equipment into smaller and more meaningful components. For example, we note your disclosures on pages 79-80 that major manufacturing equipment has a 25 years life, light equipment and instrumentation has a range of 5-15 years life, and major unit turnarounds have a range of 4-7 years life.

Form 10-Q for Fiscal Quarter Ended June 30, 2013

Item 2. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 33
Results of Operations, page 34

2. We note your disclosures on pages 23 and 35 that your effective tax rate for fiscal year 2013
    has been negatively impacted by an increase in earnings in jurisdictions with higher statutory
    tax rates. In future filings, please disclose the jurisdictions with the higher statutory tax rates
    and increased earnings.

        You may contact Tracey Smith, Staff Accountant, at (202) 551-3736, or in her absence,
me at (202) 551-3355, if you have questions regarding comments on the financial statements and
related matters.

                                            Sincerely,

                                            /s/ Terence O'Brien

                                            Terence O'Brien
                                            Accounting Branch Chief